Exhibit 99.3

Rio Tinto Ltd AGM – Address by the chairman

Simon Thompson, chairman

Rio Tinto Ltd AGM, Melbourne

2 May 2018

**Check against delivery**

Good morning ladies and gentlemen, and welcome to the Rio Tinto annual general meeting.

I would also like to welcome shareholders joining us online, via the webcast.

My name is Simon Thompson, and it is a privilege to serve as chairman of your company.

As always, safety is our top priority, so we will start with a short safety briefing.

[Safety briefing]

In the same way that safety is of critical importance to our business, so too is a deep respect for the communities that host our operations around the world.

With this is mind, it gives me great pleasure to introduce, Aunty Joy Murphy Wandin who is a senior Elder of the Wurundjeri people, the traditional owners of the land on which we are fortunate to be gathered today.

Aunty Joy is a recipient of an Order of Australia and has been involved with Aboriginal issues for over thirty years. She has held executive positions across many sectors of government.

Aunty Joy is here to reflect on the culture of her people, as well as offer a Welcome to Country to us all.

[Welcome to Country]

Thank you, Aunty Joy, for your wonderful welcome to country and for introducing our AGM in such a memorable way.

I would like to start by introducing my fellow members of the Rio Tinto board.

Starting on my far left:

David Constable joined the board last year. David was previously CEO of Sasol and before that had a successful career with Fluor. He therefore brings both experience of the mining industry and expertise in the management of major capital projects.

Next to David is Sam Laidlaw.

Sam also joined the board in 2017 and brings significant experience of the natural resources and energy sectors, having served as CEO of Centrica and held senior management positions at Chevron, Enterprise Oil and Amerada Hess. Sam has recently taken over as chair of our Remuneration Committee.

Next to Sam is Michael L’Estrange, who chairs our Australia Forum.

And next to him is Megan Clark, who chairs our Sustainability Committee.

Tim Paine is our Joint company secretary.

After the gap is Jean-Sebastien Jacques or ‘J-S’, our chief executive.

Then our chief financial officer, Chris Lynch. This will be Chris’s last Australian AGM before retiring in September, and I would like to thank him for his outstanding contribution as both a non-executive and an executive director of Rio Tinto.

Next, Ann Godbehere is our senior independent director and chair of our Audit Committee.

And nearest to me, Simon Henry also joined the board last year. Simon was previously Finance Director of Royal Dutch Shell and brings both financial expertise and extensive knowledge of the global natural resources industry.

Paul Tellier, who sends his apologies, will be retiring at the conclusion of this meeting, after over 10 years of distinguished service on the board.

During the course of 2017, we said farewell to three non-executive directors - Robert Brown, Anne Lauvergeon and John Varley - and also to Jan du Plessis, who stepped down as chairman in March after a decade of outstanding service at Rio Tinto.

On behalf of the board and the whole of the Rio Tinto team, I would like to extend our sincere thanks to all of our departing directors for their hard work and dedication, and wish them well for the future.

In September 2018, we look forward to welcoming Moya Greene as a new non-executive director. Moya is currently CEO of Royal Mail and has previously held senior roles in both the private sector and government in Canada.

At this, my first Australian AGM as chairman, I am pleased to report a very good set of results for Rio Tinto.

We delivered strong cash generation through our ‘value over volume’ strategy - with underlying EBITDA of US$18.6 billion and operating cashflow of US$13.9 billion.

Our EBITDA margin of 44 per cent was the best in a decade, as a result of stronger commodity prices and focussed effort on costs and productivity.

And our underlying earnings of US$8.6 billion represented a 69 per cent improvement on the previous year.

As a result, the company ended the year with a very strong balance sheet, with net debt of US$3.8 billion.

We also continued to re-shape the portfolio, with divestment proceeds of US$2.7 billion. And we invested US$2.5 billion in new, high-return growth projects.

As you will have seen, with the recent announcements of the divestment of our remaining Australian coal assets, the process of reshaping our portfolio has continued this year.

At our annual meeting two years ago we outlined a new, more flexible, dividend policy, which aims to return between 40 and 60 per cent of underlying earnings to shareholders, through the cycle.

In 2017, we paid a record interim dividend of 110 US cents per share and three months ago (in February of this year) we declared a record final dividend of 180 US cents per share.

The full year dividend payment of US$5.2 billion, combined with US$2 billion of share buy-backs, represents 83 per cent of underlying earnings.

In addition, we announced the return of proceeds from the sale of Coal & Allied to shareholders with a US$2.5 billion share buy-back.

Total cash returns to shareholders for 2017 therefore amounted to US$9.7 billion, taking the total since the start of 2011 to over US$40 billion.

While delivering shareholder value is a top priority for Rio Tinto, we also create value in many other ways.  And we’re proud of the contribution we make to the communities and governments that host our operations.

Last month, we released our eighth annual “Taxes paid” report.

In 2017, we paid US$5.1 billion in taxes and royalties to governments around the world.

In Australia, we paid A$4.9 billion in taxes and royalties in 2017. This lifts our Australian payments since the start of 2011 to more than A$40 billion.

Our direct economic contribution to our host countries and communities is equally significant.

In 2017, around the world we spent almost US$19 billion on wages, and on goods and services, often supplied by local businesses.

In Mongolia, for example, we invested US$1.2 billion in the Oyu Tolgoi underground project last year. Since 2010, we have invested US$7.2 billion in Mongolia – creating new jobs and new skills. We are the largest private sector employer in Mongolia, with 14,000 employees and contractors, over 90 per cent of whom are Mongolians.

Furthermore, over 80 per cent of our procurement spend occurs within Mongolia, and through this a total of more than 55,000 Mongolians work directly or indirectly for OT.

The Amrun project, which sits on indigenous traditional lands in Queensland, Australia, is another example of the broader contribution that Rio Tinto makes.  It will expand our Weipa operations and includes the construction of a bauxite mine, processing and port facilities.

During construction, Amrun has created some 1,250 full-time jobs and once operations begin in 2019, it will support 1,400 jobs across our Weipa operations.

To date, we have spent more than A$1 billion with local suppliers to Amrun, including businesses that are 100 per cent Indigenous-owned.

Starting from 2019, the project is expected to contribute more than A$1.3 billion a year to the Queensland economy.

Across Rio Tinto’s worldwide operations, we also contribute to the development of our host communities, through targeted investments in education, capacity-building and community projects. Last year, we invested US$176 million across nearly 1,300 programmes covering health, education, environmental protection, housing, agriculture and business development.

Our purpose as a company is clear:

As pioneers in mining and metals, we produce materials essential to human progress.

And by doing so, efficiently and effectively, we aim to generate superior returns for our shareholders.

But as the examples I have just given illustrate, we recognise that Rio Tinto will only achieve long term, sustainable success if we build strong and durable relationships with our host communities and governments. And we will only remain competitive if we have suppliers who help us to innovate and to drive productivity; and a skilled and engaged workforce, with the capacity to adapt to rapidly changing technology.

We also need to demonstrate that we are responsible stewards of the environment.

You will have heard of our Dampier Salt business in Western Australia. This business, established more than 50 years ago, is Australia’s largest salt producer and exporter.

The salt has industrial uses such as chlorine, caustic soda, detergents and glass, and is also used in the food industry in Asia.

The great thing about Dampier Salt is that the sun, through evaporation, does all the work.

Sun and wind energy comprise around 99 per cent of the total energy required to grow and process our salt.

In addition, Dampier Salt has a biodiversity action plan that supports research at Perth’s Edith Cowan University into the ecological relationship between migratory shorebirds and the Dampier Salt ponds.

So, as you can see at Dampier Salt, as at every other Rio Tinto operation worldwide, we take our environmental responsibilities very seriously. From discovery to closure.

As I said at the beginning of the meeting, safety is Rio Tinto’s top priority. But we also have four other core values: teamwork, excellence, respect and integrity.

Over the past two years, our reputation has been called into question, by allegations of accounting fraud in relation to former assets in Mozambique and of bribery in Guinea, so it is important that I address these issues.

In 2017, the Financial Conduct Authority (FCA) determined that we should have impaired an investment in a coal project in Mozambique six months earlier than we did, in 2012. These are highly complex, technical accounting judgements, and the FCA, of course, had the benefit of hindsight. Nevertheless, we have settled this matter with the FCA and paid a financial penalty of £27 million.

Importantly, the FCA found no evidence of widespread or systemic failure or of fraud. They simply believe that Rio Tinto should have impaired the asset six months earlier than it did.

Based upon exactly the same facts, the United States Securities and Exchange Commission, alleges that a former CEO and CFO of Rio Tinto deliberately and fraudulently withheld information regarding the Mozambique coal project, both from the board and from our external auditors. And yesterday the Australian Securities and Investment Commission announced it had updated its legal proceedings against Rio Tinto and its former directors on the same matter.

In both cases, we strenuously deny these allegations and will vigorously defend ourselves in Court.

In relation to Guinea, the board became aware that a payment of US$10.5 million dollars had been made in 2011 to a consultant providing advisory services in relation to the Simandou project.

After an independent investigation, the board concluded that the proper internal procedures had not been followed in relation to this payment.

We therefore did two things.

Firstly, we self-reported to the relevant authorities in the UK, the US and Australia; and secondly we dismissed two senior executives, for failing to uphold the standards expected of them under our global code of conduct, The way we work.

While this was clearly a very tough decision, the board believed that it was essential to convey the clear message, both internally and externally, that no matter how senior you are in Rio Tinto, you must abide by the rules set out in our code of business conduct.

Despite these events, as I visit our operations around the world, I am convinced that Rio Tinto’s culture is both strong and healthy and that there is a good understanding and strong support for our shared values. We recognise that the reputation of our company depends upon the day-to-day behaviour of every single one of our 47,000 employees.

And I can assure you that the entire board is committed to embedding a culture of transparency, integrity and respect at Rio Tinto.

Before I hand the floor to J-S let me say a few words about the year ahead.

2018 marks Rio Tinto’s one hundred and forty fifth anniversary and we have weathered many cycles over nearly a century and a half.

This year promises to be more challenging than the last, as the industry faces rising cost inflation, as well as geopolitical uncertainties, particularly in relation to trade.

But Rio Tinto is well prepared. We have a clear and consistent strategy and a management team, under J-S’s leadership, who are focussed on stepping up our performance.

Rio Tinto prides itself on its pioneering approach to new technologies, to deliver faster and better processes, with cleaner and greener outcomes and we remain focussed on delivering benefits for all of our stakeholders.

Across our business, from mine to market, we are adding value – not just cutting costs – by harnessing thousands of productivity initiatives. And our strong balance sheet, and disciplined capital allocation, enables us to invest selectively in high quality growth, throughout the cycle.

So while there is much work to be done, we are excited by the opportunities we see, and confident of our performance in the year ahead.

To tell you more, let me hand over to J-S, Rio Tinto’s chief executive.

[JS Jacques’s speech]

Thank you J-S.

We’re now going to move to the formal part of the meeting. The notice of meeting, and an addendum to that notice, containing the text of the resolutions to be put to this meeting have been published on our website and were posted to shareholders during the week beginning on the 19th of March.

The notice and addendum also contained supporting notes designed to give further clarification and background. Copies of the notice of meeting and addendum are available in the foyer. If anyone would like a copy, please raise your hand and an attendant will bring you one. The required notice of the meeting has been given.  I therefore propose, with your consent, that the notice of meeting and addendum should be taken as read.

Resolutions 1 to 17 will be dealt with under the joint electorate procedure with Rio Tinto plc shareholders, who cast their votes on these resolutions at the corresponding meeting in London on the 11th of April. These resolutions relate to the routine business of annual general meetings, such as the receipt of the Annual Report, the re-election of directors, and the appointment and remuneration of the auditors.

You will see that the business of the meeting includes five separate resolutions relating to remuneration. The first relates to the triennial approval of the Remuneration Policy, in accordance with UK requirements.

The second two relate to the approval of the Group’s 2017 Remuneration Report, under UK and Australian law respectively.

The fourth resolution seeks approval of a new umbrella employee share plan and the fifth resolution seeks approval, for Australian law purposes, of potential termination payments that could flow from that new employee share plan.

Normally at this point in the meeting, the chairman takes a break while the chair of the Remuneration Committee says a few words on our remuneration policy.

However, in 2017, I was chair of the Remuneration Committee so, this year, I will cover this topic as well. Sam Laidlaw, our new Remuneration Committee chair, will have the honour next year.

Under UK law, shareholder approval is required for our Remuneration Policy at least once every three years. We last sought and obtained that approval in 2015 and therefore the policy is subject to shareholder approval once again this year. In preparation for the triennial vote, we undertook a comprehensive review of our Policy last year, including independent advice from our remuneration consultants and meetings with our major shareholders in Australia and the UK.

As a result of the feedback we obtained during the consultations, we have increased the focus on fatalities by introducing a new binary measure into our Short Term Incentive Plan (STIP). Should there be a single fatality anywhere in the Group, there will be zero payment in relation to this component of the plan.

Sadly, this will be the case in 2018, Given the tragic death of our colleague that J-S just referred to. The other significant topic discussed as part of our consultations was a proposal to replace the performance share awards under the Long-Term Incentive Plan with Restricted Stock, while at the same time significantly reducing the quantum of the award.

Both the Board and management remain of the view that Restricted Stock has considerable merit in a long-term cyclical industry such as mining.  However, during our consultations, it became clear that there were a wide range of opinions within the investor community in relation to Restricted Stock. We therefore decided not to proceed with this proposal at this time, but we may seek to reintroduce it at some future date.

Instead, in consultation with our major shareholders, we have reverted to a conventional LTIP structure. But in order to achieve greater simplicity and transparency, we have eliminated the relative EBIT margin measure, which was complex, opaque and impossible to track during the performance period. As a result, payments under the LTIP will be determined by our relative TSR performance, measured equally against the Euromoney Global Mining Index and the MSCI World Index, reflecting the fact that Rio Tinto competes for capital with both mining companies and other global companies.

Turning to the remuneration decisions with respect to 2017, the safety result for the Group was broadly on “target”, but we made a downward adjustment for both J-S and Chris to reflect the two tragic fatalities that occurred in 2017.

“Unflexed” earnings and free cash flow were between “target” and “outstanding” (largely reflecting higher than budgeted commodity prices), while “flexed” earnings and free cash flow were slightly below “target”.

Both upward and downward adjustments were made to the STIP financial outcome, in accordance with our normal rigorous process, to ensure that comparisons with budget were on a like-for-like basis. This year, this resulted in a net upward adjustment, but in 5 out of the last 8 years the net result has been a downward adjustment.

Individual performance scores for executives were also down, on average, compared to the prior year. The net effect of all this was that the overall 2017 STIP awards for J-S and Chris, expressed as a percentage of maximum, were lower than in 2016, reflecting the challenging targets that were set at the start of the year.

Despite this, J-S’s single total figure of remuneration was higher than in 2016, mainly because 2017 was his first full year as chief executive.

This year, base salary increases for members of ExCo were broadly aligned with the average base salary increases applying to all other employees. The proposed LTIP grant for the CEO is consistent with practice over the last six years, during which time awards for executive Directors have ranged from 400% to 430% of base salary, taking into account performance, retention requirements and the shareholder experience.

In our annual report, we also voluntarily disclosed our Equal Pay Gap and Gender Pay Gap, which were 3 per cent and 1 per cent, respectively, for our worldwide workforce. This generally encouraging result masks a less favourable position in a few locations, however, as a result of the relatively low level of diversity in senior management positions. J-S has already talked about the steps we are taking to address this issue.

Returning to the other resolutions, as in past years, we have included a resolution seeking authority for Rio Tinto to make political donations.  There is no intention to alter Rio Tinto’s policy, which is not to make donations to political parties or political candidates.

However, the term “political organisation” is very broadly drafted under UK law.  We are therefore seeking this authority, as a precautionary measure, to ensure that Rio Tinto does not inadvertently breach UK law.

Resolution 18, will be voted on by Rio Tinto Limited shareholders only and has been proposed as a special resolution. It is a routine resolution which comes up every year, to allow Rio Tinto Limited to buy back its own shares.

This year Rio Tinto Limited has two resolutions put forward by the Australasian Centre for Corporate Responsibility and a group of co-filers  for consideration at this meeting.

These resolutions are set out in the addendum to the notice of meeting dated the 14th of March 2018.

Resolution 19 seeks an amendment to the constitution of Rio Tinto Limited to permit shareholders to propose non-binding advisory resolutions at the company’s general meetings.

And Resolution 20 is a non-binding advisory resolution requesting:

•	A board review of direct and indirect public policy advocacy;
•	A report on that review;
•	And the disclosure of criteria by reference to which the company would discontinue membership of an industry association.

As Resolution 20 is a non-binding advisory resolution, it will only be valid if Resolution 19 is approved as a special resolution by the required 75 per cent majority.

Your Board does not support Resolution 19, because the legal status of advisory resolutions in Australia is unclear and the resolution would create uncertainty about the authority and accountability of your directors.

We therefore recommend that you vote against Resolution 19.

There are parts of Resolution 20 that the Board agrees with and in our extensive engagement with the co-filers and other shareholders on this matter, we have found a lot of common ground.

For example, we have already set out the principles that govern our membership of industry associations.

We do assess the alignment of our policy positions with those of the industry associations we engage with and we have committed to greater transparency in our reporting, including identifying on an issue-by-issue basis where our policy positions are significantly different.

However, resolutions are binary. You either vote in favour of all the provisions, or you vote against. You cannot pick and choose and for that reason, your Board recommends that you vote against Resolution 20 as we do not support all of its component parts.

Let me explain.

Many of you will recall that in 2016 your Board recommended that you vote in favour of a resolution requisitioned by Aiming for A. By recommending that resolution, your Board committed to a multi-year programme of engagement with our large, long term shareholders in relation to energy and climate change.

The Aiming for A resolution provided a broad strategic framework within which Rio Tinto committed to increase disclosure on climate change matters, including advocacy.

Aiming for A set out broad but demanding strategic objectives, but left the tactical decisions on implementation to the Board and management.

In contrast, Resolution 20 is highly detailed and prescriptive about the steps the Board should take to evaluate its membership of industry associations. It also requires the Board to set out a series of ‘red lines’ which would oblige Rio Tinto to discontinue membership of an industry association unless the association agreed to promote Rio Tinto’s policy on energy and climate change.

The main point of principle on which we disagree with the Resolution is as follows:

We believe that engagement, particularly with those who hold differing views, is essential if we are to make progress in solving the highly complex and multifaceted challenge of climate change.

In our view, refusing to engage with industry associations unless they adopt Rio Tinto’s policy on climate change is counter-productive. We believe that the only effective way to make real progress in addressing the challenge of climate change is by engaging to find common ground, and pressing for change when there is a lack of alignment.

While we disagree with some aspects of Resolution 20, we have found our engagement with the co-filers, shareholders and with civil society very helpful in clarifying their expectations of how we can improve disclosure on industry associations going forward and we will make changes that reflect the feedback we have received.

In keeping with our principles, we will also continue to engage with the co-filers, as part of our broader climate change engagement activities, to try to find common ground that addresses their concerns.

Nevertheless, the Board recommends that you vote against both Resolution 19 and Resolution 20.

Ladies and gentlemen, I should now like to proceed to questions from shareholders on any matters relevant to the business of the meeting, before we move on to voting on the resolutions themselves.

Contacts

media.enquiries@riotinto.com

riotinto.com

  Follow @RioTinto on Twitter

Media Relations, United Kingdom

Illtud Harri

T +44 20 7781 1152

M +44 7920 503 600

David Outhwaite

T +44 20 7781 1623

M +44 7787 597 493

Investor Relations, United Kingdom

John Smelt

T +44 20 7781 1654

M +44 7879 642 675

David Ovington

T +44 20 7781 2051

M +44 7920 010 978

Nick Parkinson

T +44 20 7781 1552

M +44 7810 657 556

Media Relations, Australia

Jonathan Rose

T +61 3 9283 3088

M +61 447 028 913

Investor Relations, Australia

Natalie Worley

T +61 3 9283 3063

M +61 409 210 462

Rachel Storrs

T +61 3 9283 3628

M +61 417 401 018

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404